Exhibit 12
Lockheed Martin Corporation
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Years ended December 31,
	2017	2016	2015	2014	2013
Earnings
Earnings from continuing operations before income taxes	$5,269	$4,886	$4,299	$4,677	$3,715
Interest expense	651	663	443	340	350
Undistributed earnings from equity investees, net	(3)	(173)	(83)	(91)	(91)
Portion of rents representative of the interest factor	25	31	36	41	48
Earnings from continuing operations before income taxes, as adjusted	$5,942	$5,407	$4,695	$4,967	$4,022
Fixed Charges
Interest expense	$651	$663	$443	$340	$350
Portion of rents representative of the interest factor	25	31	36	41	48
Total fixed charges	$676	$694	$479	$381	$398
Ratio of Earnings to Fixed Charges	8.8	7.8	9.8	13.0	10.1
The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A high ratio indicates that earnings are sufficient to cover our current interest requirements.